Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Celestica Inc.

We consent to the use of our audit report dated March 22, 2011, on the consolidated financial statements of Celestica Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, and our audit report dated March 22, 2011 on the effectiveness of internal control over financial reporting which are incorporated by reference and to the reference to our firm as “Experts” in the prospectus.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

November 14, 2011
Toronto, Canada